Exhibit 99.1

Sandstorm Gold to Release First Quarter Results on May 1

VANCOUVER, April 30, 2014 /CNW/ - Sandstorm Gold Ltd. (NYSE MKT: SAND, TSX: SSL) will release its 2014 first quarter results on Thursday, May 1, 2014, after market close.

A conference call will be held on Friday, May 2, 2014 starting at 9:00am PDT to further discuss the first quarter results. To participate in the conference call, use the following dial-in numbers:

Local/International: 647-788-4916

North American Toll-Free: 877-214-4966

It is recommended that participants dial in five minutes prior to the commencement of the conference call. To access an audio webcast of the conference call use the following link: http://momentumstreaming.com/player/index.php?id=109048. The conference call will also be available on the Sandstorm website.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives a gold streaming agreement. This agreement gives Sandstorm the right to purchase a percentage of the gold produced from a mine, for the life of the mine, at a fixed price per ounce. Sandstorm has acquired a portfolio of eight gold streams and twenty-seven gold royalties, thirteen of which are producing gold. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold stream agreements with Entrée Gold Inc., Luna Gold Corp., Metanor Resources Inc., Mutiny Gold Ltd., Primero Mining Corp., Rambler Metals and Mining plc., Santa Fe Gold Corp., and SilverCrest Mines Inc.

For more information visit: www.sandstormgold.com.

SOURCE Sandstorm Gold Ltd.

%CIK: 0001434614

For further information:

Sandstorm Gold Ltd.
Erfan Kazemi, Chief Financial Officer
(604) 689-0234

Denver Harris, Investor Relations Contact
(604) 628-1178

CO: Sandstorm Gold Ltd.

CNW 12:59e 30-APR-14